UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WebEx Communications, Inc.

(Name of Subject Company)

WebEx Communications, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94767L 10 9

(CUSIP Number of Class of Securities)

Subrah S. Iyar

Chief Executive Officer

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA

(408) 435-7000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jorge A. del Calvo, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Securities Law Disclosure

The tender offer for the outstanding common stock of WebEx has not yet commenced. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco Systems, Inc. intends to file with the SEC on Schedule TO. WebEx also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by WebEx with the SEC) by going to WebEx’s Investor Relations Website at www. WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Forward-Looking Statements

This article contains projections and other forward-looking statements regarding expected performance of Cisco following completion of the acquisition, including statements related to Cisco’s product and service offerings and the future of the network and communications markets. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, failure to satisfy the conditions to the offer or the merger, whether due to the failure of sufficient WebEx stockholders to tender their WebEx shares and an intervening competing offer to acquire WebEx made by a third party or otherwise. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of WebEx’s filings with the SEC, including its most recent filings on Form 10-K and Form 10-Q.

http://www.news.com/

How WebEx went the Cisco route

By Marguerite Reardon http://news.com.com/How+WebEx+went+the+Cisco+route/2008-1036_3-6168140.html

Story last modified Mon Mar 19 06:47:15 PDT 2007

In Silicon Valley, being at the top of your game in a hot market means you can pretty much name your price. At least that’s what seems to have happened to Web conferencing company WebEx.

Last week, Cisco Systems said it would pay $3.2 billion for the company. Cisco plans to integrate WebEx’s online collaboration and meeting services into its unified communications business. Subrah Iyar, chairman and chief executive officer, has been with WebEx since the beginning as a co-founder. And through the years, he has established the company as a leader in the Web collaboration market, fending off tough competitors such as Microsoft.

WebEx had already been partnering with Cisco to integrate voice over IP capabilities into its Web conferencing services. So when potential suitors came knocking on WebEx’s door, it made perfect sense for the company to talk to Cisco about a deal.

Cisco, which has successfully integrated established businesses from two other large acquisitions, Linksys and Scientific-Atlanta, were more than happy to talk, Iyar said. And the rest, as they say, is history.

CNET News.com caught up with Iyar by phone to get the skinny on how the acquisition came about, and what the future looks like for WebEx under Cisco’s umbrella.

Q: How do you see WebEx fitting into Cisco’s larger strategy?

Iyar: Cisco has clearly said they want to be a leader in unified communications, and WebEx is a killer application for unified communications. It brings data, voice and video together in a way that users need to do business over the Internet. And it makes Cisco a one-stop shop for collaboration.

WebEx is already the market leader in Web conferencing, but will being a part of Cisco help you compete against Microsoft?

Iyar: We don’t really run into Microsoft much. Regardless of what their marketing says, Microsoft’s product is very hard to use between companies over the Internet. It’s used more for intranet conferencing.

But now that Microsoft is integrating more unified communications with its Live Meeting product, were you finding it difficult competing against them?

Iyar: No, we haven’t found it difficult to compete. In fact, our business has accelerated over the past several years since Microsoft acquired PlaceWare. And we’ve continued to grow. Having said that, we needed to think (about) where is the game headed five years out. And we think Web conferencing is going to be part of a category of services, and people will look for a complete suite of services.

So were you thinking that as Web conferencing became an application within unified communications that it would be difficult for WebEx to assemble all the other pieces?

Iyar: I wouldn’t say it so harshly, that we didn’t think we could pull it off on our own. But several companies approached us. And when someone walks into a room and they have a good vision of the future, and there are some synergies, we have to think about what is good for shareholders, employees and customers. It’s a judgment call. We didn’t come to this decision from a position of weakness, as you can tell from the premium that was paid.

Cisco agreed to pay $3.2 billion for WebEx, about $2.9 billion when you consider the cash you guys already had. That’s a lot of money. Google paid $1.6 billion in stock for YouTube. Do you think you’re twice as valuable as YouTube?

Iyar: YouTube had no revenue and no business model. And now I hear Google is being sued by everybody. We are a leader in our space, and we’ve demonstrated that we can go up against strong companies like Microsoft. We’re also in the business marketplace, which requires a different kind of discipline.

If you look backward at our history, people can debate whether it was pricey or not. But it’s not about looking backward. It’s about looking forward. And my hope is to demonstrate that we will prove that Cisco got us cheap. People will say they were smart to acquire us when they did.

You mentioned that other companies approached WebEx. Who?

Iyar: I can’t name them. But I can tell you it was more than one that expressed interest. And we had to think: At what point do we go it alone? Or do we find a partner? And then we had to define what criteria we were looking for in that partner.

Is that when Cisco came knocking on your door?

Iyar: I wouldn’t say that Cisco came knocking on our door. We’ve always had a dialogue with Cisco. We were working with them on integrating voice over IP and other unified communications with WebEx. So we were constantly talking to them.

We actually went to Cisco and let them know there were active parties interested in us. They were surprised. And they said, "We didn’t realize you were open to considering that." Once they realized we were interested, it all came to a head. The active interest of other companies definitely accelerated things.

How quickly did the deal come together?

Iyar: It took about two weeks, 10 business days. But like I said, we had been in a dialogue with them for several years. The company was very familiar to us. Then we had to think, "OK, how do we feel about this and under what circumstances does this make sense?" My philosophy has always been the company wouldn’t be sold, but it could always be bought by the right partner.

Do you think WebEx will be able to maintain the same entrepreneurial spirit once it’s integrated into a multibillion dollar behemoth like Cisco?

Iyar: That was one of the criteria in doing this deal: Will the chances of success be the same or greater as part of Cisco? And we felt strongly it would be better. Cisco has done a fantastic job integrating start-ups. Charlie Giancarlo and Ned Hooper, who led the effort for the acquisition, came from start-ups Cisco acquired. That was a strong statement to us. And given the complementary nature of our services, plus the way (Cisco) handled the Scientific-Atlanta and Linksys acquisitions, it made us feel like becoming part of Cisco would be like putting us on steroids.

Being a public company puts constraints on the choices you can make. But being part of a larger entity with complementary skills can help grow the business faster, and it can be good for employees.

You mentioned that Charlie Giancarlo, chief development officer for Cisco, came to Cisco through an acquisition. How long do you think you’ll stick around?

Iyar: I am committed to this. WebEx is my baby. I have built this company since day one. I invested my family’s savings in this company for the first few years. So I am committed to ensuring its legacy. There are also legal commitments which are pretty typical.

Do you see a future with Cisco beyond your legal commitment? A lot of Cisco execs, like Giancarlo for example, stick around for years.

Iyar: I like building businesses. And doing it on your own is painful. I’m not as young as I was 10 years ago. So if I have the ability to be an entrepreneur, which I believe this company uniquely affords, I am committed and open to opportunities. I need a reason to get up every day and feel excited about something.

Do you know or have you worked with the Cisco execs in the past?

Iyar: My staff has worked with Cisco’s unified communications staff. I’ve never worked with Charlie. But I’ve had friends who have. So when I did some cross-checking with key people, the feedback I got was extremely good.